

May 13, 2021

Michael McDonnell
Executive Vice President and Chief Financial Officer
BIOGEN INC.
225 Binney Street
Cambridge, MA 02142

Re: BIOGEN INC.
 Form 10-K for Fiscal Year Ended December 31, 2020
 Filed February 3, 2021
 Form 8-K Filed February 3, 2021
 Response dated April 7, 2021
 File No. 000-19311

Dear Mr. McDonnell:

We have reviewed your April 7, 2021 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed February 3, 2021

Exhibit 99.1

1. We appreciate the information provided to us in your response letter and during the conference calls. We believe that your adjustments to exclude the upfront and premium payments made for collaboration agreements from R&D expense and net income attributable to Biogen, Inc. are inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

You may contact Tracey Houser at 202-551-3736, or Jeanne Baker at 202-551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences